King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

November 29, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:  H. Roger Schwall

Re:      Transocean Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 6, 2017

File No. 333-220791

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed November 6, 2017

File No. 0-53533

Dear Mr. Schwall:

On behalf of our client, Transocean Ltd. (the “Company”), we are transmitting via EDGAR with this letter, for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above referenced Registration Statement on Form S-4 (the “Revised S-4”) and a further revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement” and, with the Revised S-4, the “Revised Filings”). This letter together with the changes reflected in the Revised Filings respond to the Staff’s comments contained in its letters dated November 15, 2017 and November 21, 2017. The Revised Filings also include other changes that are intended to update and clarify the information contained therein.  In particular, the Revised Filings include updated financial and operating information for Songa Offshore for the quarter ended September 30, 2017.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised S-4. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised S-4. Corresponding revisions have also been made in the Revised Proxy Statement, as applicable.

Securities and Exchange Commission

November 29, 2017

Responses to the Staff’s Letter Dated November 15, 2017

Amendment No. 1 to Registration Statement on Form S-4

General

1.

We note you have revised your disclosure on page 82 to clarify that the mandatory offer “must include a cash alternative, but is not required to include consideration in Consideration Shares and/or Exchangeable Bonds” in response to prior comment 11. Please also make corresponding revisions in “Questions and Answers.”

The Company has revised the disclosure on page 7 of the Revised S-4 in response to the Staff’s comment.

Cover Page

2.

We refer to the new disclosure in the middle of the cover page: “Songa Offshore shareholders may tender Songa Shares that are issued and delivered after the expiration of the Offer Period… as a result of exercise of Songa Offshore warrants or restricted share units… provided that such Songa Shares are issued prior to completion of the Offer.” The first part of the sentence speaks to Shares issued/delivered after expiration, while the second part of the sentence references such shares being issued before “completion,” which we understand to be synonymous with expiration.    Please revise to clarify whether you are drawing a distinction between completion and expiration of the Offer, or whether the second part of this sentence should reference conversion rather than issuance.

The Company has revised the disclosure on the cover page of the preliminary prospectus included in the Revised S-4 to clarify this language in response to the Staff’s comment.

Questions and Answers, page 1

How will remaining Songa Offshore shareholders be affected in the event that Transocean is unable to affect a squeeze-out transaction following completion of the Offer?, page 5

3.

Refer to prior comments 2 and 3 and your responses. As we stated in those comments, if Transocean waives or reduces the minimum tender condition in this Offer, we view this as a material change that would require dissemination of revised Offer materials despite the fact that you raise the possibility of such a change in the current prospectus. Such revised disclosure may or may not necessitate an extension of the offering period, depending on the number of days remaining in the Offer when the change occurs.

Securities and Exchange Commission

November 29, 2017

Please confirm your understanding and revise the disclosure in the prospectus accordingly.

The Company confirms its understanding that a waiver or reduction of the minimum tender condition would require dissemination of revised materials and may require an extension of the offering period depending on the number of days remaining in the Offer when such waiver or reduction occurs.  The Company has also revised the disclosure on page 7 of the Revised S-4 in response to the Staff’s comment.

4.

Expand the revised disclosure at the top of page 6 of the prospectus to state the level of ownership at which Transocean may seek delisting of the shares from the Oslo Stock Exchange.  In addition, if delisting would trigger other events under Norwegian or other applicable law, such as  a mandatory offer, please expand to fully discuss.

The Company has revised the disclosure on page 7 of the Revised S-4 in response to the Staff’s comment.

What are the rights of remaining Songa Offshore Shareholders in the event Transocean is unable to effect a squeeze-out transaction following completion of the Offer?, page 6

5.	Clarify whether Transocean has any ability to effect any kind of second-step merger or other squeeze-out transaction at ownership levels below 90%, as it would be able to do under U.S. law.

The Company has revised the disclosure on page 8 of the Revised S-4 in response to the Staff’s comment.

The Combination, page 85

Background and Reasons for the Combination, page 85

Background of the Combination, page 85

6.

We note your revised disclosure in response to prior comment 25 states that Clarksons Platou Securities AS delivered  a “valuation analysis of Songa Offshore” to you on March 28, 2017.  Please revise to summarize each of the respective analyses undertaken by Clarksons in accordance with Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A and provide the staff with copies of any materials provided by Clarksons.

The March 28, 2017 analysis delivered by Clarksons Platou Securities AS (“Clarksons”) was preliminary in nature and was updated by an analysis prepared by Clarksons and shared with management of Transocean on June 16, 2017.  We have clarified this point on page 113 of the Revised S-4.  In addition, in response to the Staff’s comment, we have

Securities and Exchange Commission

November 29, 2017

summarized the June 16, 2017 analysis undertaken by Clarksons under the caption “The Combination—Summary of Clarksons’ Analyses” beginning on page 134 of the Revised S-4.  The Clarksons presentation that includes its June 16, 2017 analysis is being provided to the Staff under separate cover by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Clarksons, on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83.

7.	See our last comment above. Provide the same disclosure and materials with respect to Pareto Securities AS.

The Company has revised the disclosure on page 140 of the Revised S-4 in response to the Staff’s comment.  The Company is also providing to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 all material presentations delivered by Pareto Securities AS (“Pareto”) to Songa Offshore SE.

8.

To the extent that either financial advisor was provided with projections or forecasts for use in its analyses, these should be summarized in reasonable detail in the revised prospectus.  The summary should also include the assumptions underlying and limitations on the projected information.

In response to the Staff’s comment, the Company has included a summary of the projections provided to Songa Offshore SE as part of its due diligence under the caption “The Combination—Projected Financial Information” beginning on page 130 of the Revised S-4.  These projections were considered by (1) ABG Sundal Collier ASA, as financial advisor to Songa Offshore SE, for the purpose of assessing the consideration to be paid to the shareholders of Songa Offshore SE and (2) Pareto for the purpose of assisting the Songa Offshore SE board of directors. The summary of the projections provided also includes a discussion of material assumptions and limitations of the projected information.

In addition, the disclosure under “The Combination—Summary of Clarksons’ Analyses—Multiple Analysis” beginning on page 136 and under “The Combination—Summary of Clarksons’ Analyses—Discounted Cash Flow Analysis” beginning on page 137 of the Revised S-4 sets forth the key financial assumptions with regard to Songa Offshore SE (including with respect to contractual day rates, rig utilization, operating expenses, SG&A expenses and capital expenditures) that were approved by the Company’s management and utilized by Clarksons for purposes of its analyses.

In addition, the disclosure  under “The Combination—Summary of Pareto’s Sensitivity Scenarios” beginning on page 140 of the Revised S-4 sets forth the key financial

Securities and Exchange Commission

November 29, 2017

assumptions with regard to the Company (including with respect to long-term debt,  contractual day rates, amount of active fleet, operating expenses and SPS costs) that were utilized by Pareto.

Draft Independent Statement by ABG Sundal

9.

See our comments above with respect to financial advisors Clarksons and Pareto and the need to disclose financial forecasts and projections provided to them in connection with their analysis of the Offer, along with the underlying assumptions and limitations on that information.    Please provide for the forecasts provided to ABG Sundal and referenced in its independent report.

The Company has included a summary of the projections provided to Songa Offshore SE as part of its due diligence under the caption “The Combination—Projected Financial Information” beginning on page 130 of the Revised S-4.

Exhibit 5.1

10.

Please have counsel revise its opinion to remove assumptions that (1) are readily ascertainable, (2) assume material facts or (3) with regard to which counsel may appropriately rely on applicable officers’ certificates.  Examples include the assumptions in clauses (d), (e), (h), (m) and (w).

The Company has refiled Exhibit 5.1 as part of this submission in response to the Staff’s comment.

Responses to the Staff’s Letter Dated November 21, 2017

Management Projections

1.

While you may include caveats and disclaimers about the reliability of the projected information included in the prospectus and the fact that actual results may differ, it is inappropriate for the party or parties who prepared the projections to disclaim all responsibility for them.  Please revise your disclosure accordingly.

The Company has revised the disclosure on pages 130 through 134 of the Revised S-4 in response to the Staff’s comment.

2.	Please tell us whether day rates and rig utilization levels were considered in each of management’s projections.

The Company considered day rates and rig utilization levels in each set of management projections.  The Company has revised the disclosure under the caption “The

Securities and Exchange Commission

November 29, 2017

Combination—Projected Financial Information” beginning on page 130 of the Revised S-4 in response to the Staff’s comment.

Base Case Projections

3.

Please clarify the material assumptions upon which the Base Case Projections were based, including the “company-wide cost reductions” and “efficiencies in rig stack and overhead optimization.”  To that extent, please quantify any assumptions with respect to the pace and magnitude of offshore drilling, reductions to operating expenses for deepwater and harsh environment rig classes, reductions in SPS capex and expenses, reductions in reactivation of cold stacked rigs and shipyard expenses, scrapping of rigs and reactivation of rigs.

The Company has revised the disclosure on pages 132 of the Revised S-4 in response to the Staff’s comment to address all material assumptions with respect to the Company’s projections.  The Company has revised the disclosure to remove references to scrapping of rigs as this assumption was immaterial in the preparation of the Company’s Base Case Projections.

Independent Statement of ABG Sundal Collier ASA

4.	Describe the “common market practice methodology” that ABG Sundal Collier used to calculate the theoretical fair value of the Transocean Senior Unsecured Exchangeable Bonds.

The Company has provided a revised draft of disclosure related to the independent statement in response to the Staff’s comment on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 under separate cover.

5.

We note you indicate that the advisory services and independent statement by ABG Sundal Collier were provided for the assistance of the Songa Board in connection with the consideration of the Offer.  Please confirm that this characterization aligns with the requirement for the independent advisor to issue the statement on behalf of Songa Offshore, not the board, pursuant to Section 6-16(4) of the Norwegian Securities Trading Act.

The Company has provided a revised draft of disclosure related to the independent statement in response to the Staff’s comment on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 under separate cover.

Financial Analyses with Respect to Songa Offshore

Securities and Exchange Commission

November 29, 2017

6.

The safe harbor protections of the Private Securities Litigation Reform Act do not apply to forward looking statements made in connection with a tender offer.  Therefore, please delete the references to the Act and its safe harbor protections in Annex B.

The Company has provided a revised draft of Annex B in response to the Staff’s comment on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 under separate cover.

Discounted Cash Flow Analysis

7.

Please revise to explain in greater detail the weighted average cost of capital calculation and the impact of the various considerations, such as contract variations with Statoil, which ultimately resulted in the discount rates of 7.8% to 12.1% underlying the discounted cash flow analysis.  In addition, please expand your disclosure to discuss the effect the variations in key assumptions, such as estimated future dayrates for the offshore rigs, economic uptime, operating costs, capital expenditures, reactivation of currently idle rigs and exercise of existing contract options had on the your analysis.

The Company has provided a revised draft of disclosure related to the independent statement in response to the Staff’s comment on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 under separate cover.

Precedent Bid Premium Analysis

8.

We note that you reviewed publicly available information on bid premiums for 147 tender offers for publicly listed companies in Nordic countries in the period from 2004 to 2017. Please revise to state whether any of such transactions involved offshore drilling companies or, more generally, energy-related public companies and, if so, separately discuss the stated premiums in such transactions.

The Company has provided a revised draft of disclosure related to the independent statement in response to the Staff’s comment on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 under separate cover.

9.

We note that during the two-year period prior to the date of the independent statement, ABG Sundal Collier acted as financial advisor to Songa Offshore.  Please revise to disclose all fees paid to ABG Sundal Collier during the past two years. See Item 1015(b)(4) of Regulation M-A.

The Company has provided a revised draft of disclosure related to the independent statement in response to the Staff’s comment on a confidential and supplemental basis

Securities and Exchange Commission

November 29, 2017

pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 under separate cover.

Annex C – Draft Independent Statement to be Published by ABG Sundal Collier

8. Reservations

10.	Please revise to remove the limitation on reliance in the independent statement provided by ABG Sundal Collier. In addition, please file a consent as an exhibit to the Form S-4.

The Company has provided a revised draft of Annex C in response to the Staff’s comment on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 under separate cover.  The Company has included reference to the consent of ABG Sundal Collier as part of the Revised S-4 and will include an executed copy of this consent upon including the independent statement of ABG Sundal Collier through a subsequent amendment to the Revised S-4.

11.

We note your statement in this section that ABG Sundal Collier did not conduct financial due diligence review in the rendering of this statement. Please explain how the financial models developed by ABG Sundal Collier in connection with the estimated net present value and estimated useful life calculations, which formed part of the discounted cash flow analysis, do not constitute “due diligence” as referenced here or revise elsewhere to better explain Songa Offshore’s role in preparing these models.

The Company has provided a revised draft of Annex C in response to the Staff’s comment on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act, Rule 12b-4 under the Exchange Act and the provisions of 17 C.F.R. § 200.83 under separate cover.

*      *      *      *

Securities and Exchange Commission

November 29, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Drafts, please contact me (telephone: (404) 572-3517; email: ktownsend@kslaw.com), Alana Griffin (telephone: (404) 572-2450; email: agriffin@kslaw.com) or Zach Cochran (telephone: (404) 572-2874; email: zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jerard Gibson
Karina Dorin
Christina E. Chalk
(Securities and Exchange Commission)

Brady K. Long
Daniel Ro-Trock
(Transocean Ltd.)

Alana L. Griffin
Zachary L. Cochran
(King & Spalding LLP)

James E. Langston Jonah C. Abramowitz Charles W. Allen (Cleary Gottlieb Steen & Hamilton LLP) Philip Richter Brian A. Blitz (Fried, Frank, Harris, Shriver & Jacobson LLP)